September 8, 2020

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Bloomin’ Brands, Inc.
Form 10-K for Fiscal Year Ended December 29, 2019
Filed February 26, 2020
File No. 001-3562

Dear Ms. Di Silvio and Mr. Thompson:
The purpose of this letter is to provide the response of Bloomin’ Brands, Inc. (the “Company”) to the comments set forth in the staff’s letter dated August 24, 2020. For your convenience, the staff’s comments have been reproduced in their entirety followed by our response.

Form 10-K for Fiscal Year Ended December 29, 2019

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Segments, page 41

1.  Please tell us your consideration of identifying Restaurant-level operating margin as a non-GAAP financial measure and providing a reconciliation beginning with income from operations detailing each of the items excluded to derive restaurant-level operating income. Refer to Item 10(e) of Regulation S-K.

Response:

The Company has considered the staff’s comment and in future filings will identify restaurant-level operating margin as a non-GAAP financial measure and will provide a reconciliation to (Loss) income from operations as described in the comment. For the staff’s reference, below is an illustration of the reconciliation that will be provided using the amounts in the Company’s most recent Form 10-Q filing.

The following table reconciles (Loss) income from operations and the corresponding margins to Restaurant-level operating income and the corresponding margins for the periods indicated:

	THIRTEEN WEEKS ENDED		TWENTY-SIX WEEKS ENDED
(dollars in thousands)	JUNE 28, 2020	JUNE 30, 2019	JUNE 28, 2020	JUNE 30, 2019
(Loss) income from operations	$(111,912)	$43,460	$(153,480)	$125,954
Operating (loss) income margin	(19.3)%	4.3%	(9.7)%	5.9%
Less:
Franchise and other revenues	2,198	16,243	14,298	32,732
Plus:
Depreciation and amortization	45,784	49,788	94,052	99,270
General and administrative	55,487	71,955	140,289	142,544
Provision for impaired assets and restaurant closings	24,959	1,940	66,277	5,526
Restaurant-level operating income	$12,120	$150,900	$132,840	$340,562
Restaurant-level operating margin	2.1%	15.0%	8.4%	16.1%

Item 8. Financial Statements and Supplementary Data
Consolidated Financial Statements
13. Long-term Debt, Net, page 86

2. We note you are able to pay regular quarterly dividends subject to certain restrictions. Please tell us your consideration of disclosing the most significant restrictions on the payment of dividends and their pertinent provisions, and the amount of retained earnings or net income restricted or free of restriction. Refer to Rule 4-08(e)(1) of Regulation S-X.

Response:
The Company advises the staff that the primary restriction in its Senior Secured Credit Facility on the payment of regular quarterly dividends historically was a requirement that the Company maintain compliance with a Total Net Leverage Ratio (“TNLR”) of 4.5 to 1.0 covenant on a pro forma basis after giving effect to the dividend. TNLR is the ratio of the Company’s consolidated debt to consolidated EBITDA, each as defined in the Senior Secured Credit Facility, for the prior four fiscal quarters. In future filings, to the extent applicable as discussed in the following paragraph, the Company will clarify this requirement. However, prior to the events described in the following paragraph, compliance with this covenant was not considered a material limitation on the ability of the Company to pay dividends, and the Company’s payment of dividends was rather a product of Board and management decisions with respect to optimal capital allocation. For the staff’s reference, when the Company doubled its quarterly dividend in February of 2020, the Company’s TNLR was only approximately 2.3 to 1.0, providing substantial capacity for the dividend payment at the time.

Notwithstanding the foregoing, as disclosed in the Company’s periodic and current reports subsequent to the Form 10-K filing, in response to the unforeseen sudden and severe impacts of the COVID-19 pandemic, which resulted in closures of the Company’s dining rooms for a time and ongoing capacity restrictions, the Company announced the suspension of its quarterly dividend in March 2020 and entered into an amendment (the “Amendment”) to its Senior Secured Credit Facility in May 2020. Pursuant to the Amendment, the Company received relief from the TNLR covenant for the remainder of fiscal 2020 and is subject to higher TNLR covenants in the first two quarters of fiscal 2021 before reverting to the current requirement in the third quarter of fiscal 2021 and thereafter. Also pursuant to the Amendment, until the Company is in compliance with the TNLR covenant after the end of the third quarter of fiscal 2021, the Company is restricted from paying dividends. The Company will continue to disclose the restrictions imposed by the Amendment in its periodic reports. If the Company considers reinstating its quarterly dividend when permitted, the Company will provide disclosures about any material limitations then applicable, as well as material risks and uncertainties as to its ability to comply with those limitations.

With respect to the reference in Rule 4-08(e)(1) of Regulation S-X to the amount of retained earnings or net income restricted or free of restriction, the Company does not believe such disclosure would be applicable. As discussed above, subject to the Amendment, the Senior Secured Credit Facility’s primary restriction on regular dividends is compliance with the TNLR covenant. There are no specified amounts of retained earnings or net income that are restricted or free of restriction.
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If you have any questions, feel free to contact me at (813) 282-1225.

Sincerely,

/s/ Christopher Meyer
Christopher Meyer
Executive Vice President and Chief Financial Officer